August 30, 2011

Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

Re: Lazard Multi-Strategy 1099 Fund, File Nos. 333-175797 and 811-22590

Dear Mr. Gerstein:

       We have reviewed the registration statement for the Lazard Multi-Strategy 1099 Fund (the "Fund"), filed on Form N-2 with the Securities and Exchange Commission on July 26, 2011, and have the comments below.

Cover
1.   Please briefly disclose the illiquid nature of an investment in the Fund on the cover page.

Prospectus Summary
     Investment Objective and Investment Program
2.   The second sentence in the third paragraph of the above mentioned section states, "The securities in the Portfolio Funds are expected to include U.S. and non-U.S. equity and debt securities, commodities . . . and other derivative instruments." Please identify the types of equity securities, including the market capitalization of issuers, in which the underlying funds of the Fund (the "Portfolio Funds") will be invested. Also, please revise this disclosure given that commodities are not "securities."

3.   In regard to the Portfolio Funds' investment in "other derivative instruments," please note that the Division of Investment Management has recently made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

     Potential Benefits of Investing in the Fund
     Portfolio Fund Investment Practices
4.   On page 2 of the prospectus, you state the following: "These investments may include, but are not limited to, U.S. and foreign equity and fixed income securities." Add disclosure regarding the maturity strategy and ratings qualifications, if any, regarding the fixed income securities.

     Risk Factors
5.   At the beginning of the third paragraph in this section you state, "Each Portfolio Manager generally will charge the Fund an asset-based fee, and typically all of the Portfolio Managers will receive performance-based allocations." Should the word "Fund" be replaced with "Portfolio Fund?" See, footnote 3 at page 8 of the prospectus.

6. Also in the third paragraph, you mention "performance-based allocations." Consider replacing "performance-based allocations" with "performance-based fees" to provide consistent terminology throughout the document.

7. The last full paragraph of this section provides the following cross-reference: "(*See* 'Risk Factors,' 'Tax Aspects,' and 'Repurchase Officers.')" Please consider adding page numbers to all cross-referenced sections.

Purchase of Shares

8. The prospectus states, "Generally, the minimum initial investment in Shares by an investor is $[____] and subsequent investments must be at least $[_____]. The minimum initial and minimum additional investment requirements may be reduced or increased by or with the authority of the Board. Under certain circumstances, the minimum investment amounts may be waived, subject to the approval of LAM Securities." Please state such minimum will not be reduced under $25,000 or specifically disclose each class of investor that may be exempt from the minimum requirements. We may have further comments.

Investor Suitability

9. Please revise the definition of investor eligibility to, at a minimum, only include those investors that meet the definition of "accredited investor" under Rule 506 of Regulation D under the Securities Act of 1933. Please also include this limitation on the cover page.

SUMMARY OF FUND EXPENSES
Annual Expenses

10. The caption for the annual expense table is as follows: "Annual Expenses (as a percentage of net assets attributable to Shares)." Please conform the parenthetical to the requirements of Item 3.1 of Form N-2 by replacing the word "Shares" with the words "common shares."

Example

11. Please delete the information regarding expenses without a sales load from the cost example table.

USE OF PROCEEDS; CASH EQUIVALENTS

12. Notwithstanding the Fund's fund of hedge fund structure, disclose how long it is expected to take to fully invest the net proceeds in accordance with the Fund's investment objectives and policies, the reasons for any anticipated delay in investing the net proceeds, and the consequences of any delay. See, Item 7.2 of Form N-2.

INVESTMENT PROGRAM
Investment Objective

13. If the investment objectives may be changed without a vote of the holders of a majority of voting securities, include a brief statement to that effect per Item 8.2.a of Form N-2.

Investment Strategy

14. Given the Fund's name, Lazard Multi-Strategy 1099 Fund, please explain the significance of "1099" in the Fund's name and, if applicable, whether reference to the Internal Revenue Code should be included in the disclosure regarding the Fund's principal strategy.

Identification of Strategies, Selection of Portfolio Managers and Allocation Procedure- Evaluation and Selection of Prospective Portfolio Managers and Strategies
Tactical Trading

15. The prospectus states, "However, the Fund also may invest its assets directly by entering into investment advisory agreements granting Portfolio Managers discretionary investment authority to manage a portion of the Fund's assets on a managed account basis (a "Portfolio Account")." Please disclose additional information about such portfolio managers. For example, what is the management fee and who is responsible for paying it. Have such fees been included in the fee table?

16. The prospectus also states, "In addition, to facilitate the efficient investment of the Fund's assets, a separate investment vehicle may be created for a Portfolio Manager in which the Portfolio Manager serves as general partner and the Fund is the sole limited partner. The Fund's participation in any such arrangement, if at all, will be subject to the requirement that the Portfolio Manager be registered as an investment adviser under the Advisers Act, and the Fund's contractual arrangements with the Portfolio Manager will be subject to the requirements of the 1940 Act applicable to investment advisory contracts." Please confirm in a letter to the staff that the Fund will treat all assets of an investment fund that is created for the Fund, and which the Fund will be the sole investor (other than the General Partner), as if the Fund directly owned them for purposes of complying with the Investment Company Act of 1940. The staff notes that, under certain circumstances, the Fund may be required to present consolidated financial statements.

Temporary Investments

17. If the Fund intends to adopt temporary defensive positions, please disclose in this section, and where appropriate elsewhere in the prospectus, the risks that such measures could prevent the Fund from attaining its investment objectives and could result in lost investment opportunities.

RISK FACTORS
Special Risks of Multi-Manager Structure
Reliance on Information Provided by Portfolio Managers

18. The prospectus states, "A Portfolio Manager's delay in providing this information could delay the preparation of the Fund's annual report." In a letter to the staff, please explain whether the Fund will timely comply with Rule 30e-1 under the 1940 Act regarding delivery of shareholder reports. Also, please advise the staff whether it is expected that investors may be required to obtain extensions of time to file their tax returns. If so, such information should be prominently disclosed.

Liquidity Implications

19. The prospectus states, "Thus, upon the Fund's withdrawal of all or a portion of its interest in a Portfolio Fund, the Fund may receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Fund, which may include distributions in kind to Shareholders." Please disclose in detail the risks of in-kind distributions mentioned above. In what circumstances would the hedge funds distribute securities directly to the Fund? Clarify whether these securities would consist of interests in the hedge funds and/or securities from the portfolios of the hedge funds. Please disclose to what extent they would be subject to restrictions on resale.

Investment-Related Risks

20. The paragraph sub-titled "Investments in High-Yield Securities" should include disclosure that such securities are also known as "junk bonds" and are speculative in nature. Please revise the paragraph accordingly.

MANAGEMENT OF THE FUND

21. Provide the names of all of the Fund's Trustees.

22. On page 27 you state, "Additional information about each Trustee follows (supplementing the information provided in the chart above), which describes some of the specific experiences, qualifications, attributes or skills that each Trustee possesses which the Board believes has prepared them to be effective Trustees." Please provide the staff with the information that will be provided in the filing.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

23. Neither the table of contents nor the corresponding statement of additional information appears to have been filed with the prospectus.

APPENDIX B ADVISER PERFORMANCE INFORMATION

24. Please confirm to the staff that the Adviser did not manage other accounts or investment vehicles that are substantially similar to the fund.

25. In the third paragraph of this section, you state, "Unlike the Fund, the Other Investment Vehicle is not subject to certain investment limitations imposed by applicable tax regulations which may cause differences in the performance of the Fund and the Other Investment Vehicle." If true, please revise the disclosure to state that the other investment vehicle was not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code, which, if applicable, may have adversely affected the performance result.

Annual Returns For Each Calendar Year

26. Delete the annual return column for the year 2001 and its related footnote, which reflects the returns during the period of September 1, 2001 through December 31, 2001.

27. Please ensure that the footnotes correspond to the information provided in the tables and that appropriate indices are provided.

28. If the standardized SEC method was not used to calculate the prior performance, the Fund should disclose how the performance was calculated and that the method differs from the standardized SEC method.

General

29. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

30. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

31. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

32. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:
- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions about these comments, please call me at (202) 551-6769.

Sincerely,

Deborah O'Neal-Johnson
Senior Counsel